UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INTELLIGENT BUYING, INC.

(Name of Registrant)

California	001-34861	20-0956471
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

17531 Encino Lane

Encino, CA 91316

(Address of Principal Executive Offices)

(818) 201-3727

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

INTELLIGENT BUYING, INC.

17531 Encino Lane

Encino, CA 91316

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Intelligent Buying, Inc. (the “Company”) at the close of business on June 1, 2018 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about June 4, 2018.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of May 31, 2018, AMS Encino Investments, Inc.( the “Seller”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell to Bagel Hole, Inc. (the “Purchaser”), the 5,753,333 shares of common stock of the Company (the “Shares”) owned by the Seller, constituting approximately 80.1% of the Company’s 7,156,600 issued and outstanding common shares, for $90,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, the Seller, whose principal, Hector Guerrero, is also the Company’s sole officer and director, has agreed to (a) appoint Philip Romanzi (the “Designee”) as the sole initial director of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit his resignation as the sole director and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.001 per share, of which 7,156,600 shares are issued and outstanding, and 25,000,000 shares of Preferred Stock, $.001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title

Hector Guerrero	CEO, CFO, and sole Director

(1)

Mr. Guerrero will resign all of his positions when the change of control is completed, on or about June 14, 2018.

The following sets forth biographical information regarding the Company’s current directors and officers:

Name and Address	Position/Title

Hector Guerrero	Director, CEO, CFO
17531 Encino Lane
Encino CA, 91316

Hector Guerrero has over 25 years of business and corporate experience. Since 2009 Mr. Guerrero has been involved in the aviation industry. He is the owner of AVyD Solutions, a Mexican company in the business of aviation and defense. Since 2011, Mr. Guerrero has also been a majority shareholder in MTC Helicopters SA de CV located in Mexico City and in 2011 he acquired and became the Chief Executive Officer of Aviation & Defense Inc, a company engaged in the maintenance, repair and overhaul of commercial and military aircraft based in San Bernardino, California until the company was sold in 2014. Mr. Guerrero also maintains a majority ownership interest in the Durango Quarry, a project focused on extracting a variety of natural stones including marble and travertine that is located in Mapimi, Durango, Mexico.

Set forth below is information describing the Company’s proposed new sole officer and proposed director (the “Designee”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title

Philip Romanzi	Sole Director, CEO, CFO
400 Seventh Avenue
Brooklyn, NY 11215

There is no relationship between the Seller and the Designee.  The Designee has no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which he participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our sole director and officer nor the Designee has been:

•

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, par value $0.001	Hector Guerrero(1) 17531 Encino Lane Encino CA 91361	5,753,333	80.1%

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (1 person)	5,753,333	80.1%

(1)

Hector Guerrero owns 100% of AMS Encino Investments, Inc., and is therefore the beneficial owner of these shares, which are registered in the name of AMS Encino Investments, Inc.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of
Title of Class	of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, Par value $.001	Bagel Hole, Inc. (1)	5,753,333	80.1%

(1)

Philip Romanzi is the sole owner of Bagel Hole, Inc., and may therefore be deemed to be the beneficial owner of the 5,753,333 shares registered in the name of Bagel Hole, Inc.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2017.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2017, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2017, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Intelligent Buying Inc., c/o Bagel Hole 400 7th Ave, Brooklyn NY 11215.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2016 and 2017, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

June 1, 2018
/s/ Hector Guerrero
Hector Guerrero, CEO